Precigen, Inc. 20374 Seneca Meadows Parkway Germantown, Maryland, 20876 (301) 556-9900

FOIA Confidential Treatment Request
Confidential treatment has been requested by
Precigen, Inc. pursuant to 17 CFR 200.83

February 23, 2026

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenn Do
Kevin Vaughn

Re:	Precigen, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Form 10-Q for Quarterly Period Ended September 30, 2025
File No. 001-36042

Dear Ms. Do and Mr. Vaughn:

Precigen, Inc. (“Precigen, the “Company”, or “we,” “us,” “our”), is submitting this letter to respond to comments provided by the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) in your letter dated February 10, 2026 (“Comment Letter”), following the submission of our letter dated January 29, 2026, which was submitted in response to the Staff’s comment letter dated December 23, 2025, relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2024, filed on March 19, 2025 (the “Form 10-K”) and the Company’s Form 10-Q for Quarterly Period Ended September 30, 2025, filed on November 13, 2025 (the “Form 10-Q”). For the Staff’s convenience, the Staff’s comment is restated in italics prior to the Company’s responses. Except as provided in this letter, terms used in this letter have the meanings given to them in the Form 10-K or the Form 10-Q, as applicable.

PGEN – 1  Confidential treatment requested by Precigen, Inc.

Due to the commercially sensitive nature of information contained in this letter, we have requested confidential treatment of portions of the Company’s response below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [*]. A complete copy of this letter, including the portions for which confidential treatment is requested, is being provided supplementally to the Staff. The Company respectfully requests that we be notified immediately in accordance with the Company’s confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the omitted confidential information.

Form 10-Q for Quarterly Period Ended September 30, 2025

15. Segments, page 31

1.	Please address the following regarding your response to prior comment two with a view toward ascertaining the extent to which Biopharmaceuticals and Exemplar continue to constitute two separate operating segments as defined in ASC 280-10-50-1:

•	Regarding the second bullet, you have told us that you have two separate components or reporting units that were not aggregated under ASC 350-20-35-33 through 35-36. You also appear to indicate that your chief operating decision maker (CODM) continues to receive at least some level of separate discrete financial information for these reporting units. Please tell us what financial information is received by the CODM, and how it changed in the first quarter of 2025 and subsequent periods.

•	Clarify how the financial information for these reporting units is used, and how the uses of this information changed beginning in the first quarter of 2025 and subsequent periods.

•	Specifically identify what, if any, information is received but not regularly used, related to these reporting units.

•	Explain the extent to which the information received and available to the CODM which you used for impairment testing is different than what the CODM formerly received for management and resource allocation of the operating segments.

PGEN – 2  Confidential treatment requested by Precigen, Inc.

•	Regarding the third bullet, you have told us that "In the first quarter of 2025, in conjunction with the February 2025 FDA approval for priority review of the Company’s PRGN-2012 product, the Company’s CODM no longer regularly reviewed separate discrete financial information for Biopharmaceuticals or Exemplar. Tell us what, if any, changes were made to your management structure that coincided with these changes to what the CODM reviews. As part of your response, identify any changes to segment managers or other personnel or financial reporting system changes.

•	Tell us and revise to disclose why FDA approval of priority review for PRGN-2012 triggered these changes in what the CODM reviews.

Response: We respectfully acknowledge the Staff’s comment and provide the following information in response. For your convenience, each bullet of the Staff’s comment is reproduced in italicized type below, followed by our responses thereto:

•	Regarding the second bullet, you have told us that you have two separate components or reporting units that were not aggregated under ASC 350-20-35-33 through 35-36. You also appear to indicate that your chief operating decision maker (CODM) continues to receive at least some level of separate discrete financial information for these reporting units. Please tell us what financial information is received by the CODM, and how it changed in the first quarter of 2025 and subsequent periods.

As of the fourth quarter of 2024 the CODM, who is CEO, regularly received and reviewed a quarterly financial reporting package that included the following separate, discrete financial information for the Biopharmaceuticals  and Exemplar segments:

•	segment revenue (all consolidated revenue in 2024 related to Exemplar)

•	segment-level Adjusted EBITDA

The CODM also received consolidated financial information of the Company comparing actual vs budget.

Beginning in the first quarter of 2025 and throughout 2025, the content of the financial information regularly provided to and reviewed by the CODM changed due to the CODM and the Company’s shift in focus to the commercialization of the PRGN-2012 product after receiving priority review approval from the FDA.  At this time in Q1 2025, our CODM stopped receiving adjusted EBITDA information for Exemplar and began to regularly receive and review only consolidated financial information of the Company. The information provided to the CODM includes consolidated Revenue, consolidated Operating Income (Loss) from Operations, and consolidated Net Income (Loss) and is the information used to assess the operating performance of the Company. In addition, the CODM also receives, on an ad hoc basis, consolidated cash burn and liquidity measures, consisting primarily of consolidated cash and investment amounts.

PGEN – 3  Confidential treatment requested by Precigen, Inc.

As part of the Company’s Disclosure Committee meeting on July 30, 2025 to review the Company’s second quarter Form 10-Q, the Company’s Chief Financial Officer and corporate finance staff discussed with the participants of the meeting, including the CODM, the results of the goodwill impairment analysis.  In our Disclosure Committee meeting we communicated that the analysis performed utilized discrete financial reporting information in the determination of the reporting unit fair value, in an effort to provide sufficient understanding of the disclosures included in the Notes to the Condensed Consolidated Financial Statements of the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2025. The discrete financial information utilized by the corporate finance staff for the Exemplar reporting unit was not requested by or regularly provided to the CODM as noted in ASC 280-10-50-1 definition of an operating segment. We believe that this may be what the Staff is referencing in your comment referring to our CODM receiving “at least some level of separate discrete financial information for these reporting units” but management does not believe that the review of the impairment calculation would represent discrete financial information regularly provided to the CODM under ASC 280.  Further, the CODM did not use the information during this Disclosure Committee meeting to make resource allocation decisions. Outside of this discussion there was not any discrete financial information provided to or used by our CODM.

•	Clarify how the financial information for these reporting units is used, and how the uses of this information changed beginning in the first quarter of 2025 and subsequent periods.

The Company’s reporting unit structure did not change from 2024 to 2025.  The Company continued to conclude that it had two reporting units.  Prior to the change in segment structure in 2025, the information that the CODM received and used to make decisions and allocate resources was at a consistent level with the reporting units.     Beginning in the first quarter of 2025, the CODM’s receipt and use of financial information changed such that she only received and used financial information on a consolidated basis to make decisions and allocate resources. This change was made as discrete financial information of Exemplar was no longer considered significant by the CODM given the anticipated relative projected assets, operating loss, revenue and fair value of the Exemplar component in comparison to the consolidated entity due to the strategic focus on and commercialization of our PRGN-2012 product.

PGEN – 4  Confidential treatment requested by Precigen, Inc.

The table below summarizes the relative percentage of consolidated assets, net loss and revenue of the Exemplar component as a percentage of the consolidated Company as of or for the three months ended March 31, 2025, June 30, 2025 and September 30, 2025, respectively. These measures are provided to document the materiality of the Exemplar component, which is a significant reason as to why, beginning in 2025, the information provided to the CODM did not include separate performance measures of either Exemplar or the Biopharmaceuticals components:

In addition to the above information, Exemplar revenue is expected to be less than [*]% of consolidated revenue in 2026, providing additional support as to the insignificance of the Exemplar component and the CODM’s rationale for not being provided such information. Further, Exemplar revenues are insignificant when compared to the Company’s anticipated future revenues. Based on its internal research, the Company has projected that the peak annual sales of Papzimeos could exceed $1 billion in the United States alone.

•	Specifically identify what, if any, information is received but not regularly used, related to these reporting units.

The CODM does not receive any reporting-unit-specific or component-level financial information related to Biopharmaceuticals or Exemplar. The financial information regularly received and reviewed by the CODM consists solely of consolidated Company financial information as discussed above. No discrete financial information for the Biopharmaceuticals or Exemplar components is provided to the CODM, either on a regular or ad hoc basis, for purposes of assessing performance or allocating resources. Accordingly, there is no discrete financial information that is received by, but not regularly used by, the CODM within the meaning of ASC 280-10-50-1.

PGEN – 5  Confidential treatment requested by Precigen, Inc.

•	Explain the extent to which the information received and available to the CODM which you used for impairment testing is different than what the CODM formerly received for management and resource allocation of the operating segments.

Refer to our response to the first bullet above, the CODM was informed of the impairment losses at the second quarter of 2025, but did not receive discrete financial information which was the result of the corporate finance team’s control activities.

•	Regarding the third bullet, you have told us that "In the first quarter of 2025, in conjunction with the February 2025 FDA approval for priority review of the Company’s PRGN-2012 product, the Company’s CODM no longer regularly reviewed separate discrete financial information for Biopharmaceuticals or Exemplar. Tell us what, if any, changes were made to your management structure that coincided with these changes to what the CODM reviews. As part of your response, identify any changes to segment managers or other personnel or financial reporting system changes.

There were no changes to segment (component) managers, other personnel, or financial reporting system changes that coincided with the changes in information provided to the CODM, who is the President and CEO of the Company. The discussions with the component managers since 2025 have been on strategy, scientific improvements in the business, and business development. No discrete financial information is provided to or discussed with the CODM. The Exemplar CEO, who manages the component and is not the CODM, continues to receive discrete financial information related to Exemplar. The change in information provided to and utilized by the CODM was the direct result of the change in the CODM’s view of the overall operations of the Company given that Exemplar’s operations and results were no longer considered material to the future of the organization causing the shift in strategy which focused on the consolidated Company.

•	Tell us and revise to disclose why FDA approval of priority review for PRGN-2012 triggered these changes in what the CODM reviews.

The Company respectfully acknowledges that in conjunction with the February 2025 FDA approval for priority review of the Company’s PRGN-2012 product (now Papzimeos), the FDA communicated a Prescription Drug User Fee Act (“PDUFA”) target action date (i.e. the specific day by which the FDA aimed to complete its review of the Company’s Biologics License Application (“BLA”)), of August 27, 2025. This development represented a significant strategic inflection point for the Company’s Biopharmaceutical component and resulted in a fundamental shift in management’s focus to the consolidated entity in preparation for a potential U.S. product launch. We will disclose this information in future filings.

The FDA’s acceptance of the PRGN-2012 (now Papzimeos) BLA for priority review did not, in isolation, change the Company’s segment reporting. Rather, it prompted a broader strategic realignment that resulted in changes to the Company’s internal management reporting and decision-making processes such that the CODM chose to manage and evaluate the Company on a consolidated basis as a single operating and reportable segment under ASC 280-10-50.

PGEN – 6  Confidential treatment requested by Precigen, Inc.

Please do not hesitate to contact the undersigned by telephone at 301-556-2946 if you have any questions regarding the foregoing, or if we may provide additional information.

Very truly yours,

/s/ Harry Thomasian Jr.
Harry Thomasian Jr.

Chief Financial Officer

cc: Deanna Kirkpatrick, Davis Polk & Wardwell LLP

PGEN – 7  Confidential treatment requested by Precigen, Inc.